                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D
              Under the Securities Exchange Act of 1934

                         (Amendment No. ____)*

                     EMERALD ISLE BANCORP, INC.
                          (Name of Issuer)

                  COMMON STOCK, $1.00 PAR VALUE
                   (Title of Class of Securities)

                            2090923101
                          (CUSIP Number)

                        MICHAEL T. PUTZIGER
                   ROCHE, CARENS & DEGIACOMO, P.C.
                          99 HIGH STREET
                         BOSTON, MA  02110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          FEBRUARY 3, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 6 Pages

                                    SCHEDULE 13D

CUSIP No. 290923101
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Michael T. Putziger
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED [ ]
        PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      18,063
NUMBER           -------------------------------------------------------------
OF SHARES        8    SHARED VOTING POWER
BENEFICIALLY           224,375
OWNED BY         --------------------------------------------------------------
EACH PERSON      9    SOLE DISPOSITIVE POWER
WITH                  156,375
                ---------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         242,437
-------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
         EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.85%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------


               *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONS

                                 Page 2 of 6 Pages

Effective October 1, 1996. Emerald Isle Bancorp, Inc. (the "Issuer"), a corporation organized under the laws of the Commonwealth of Massachusetts, became the bank holding company for The Hibernia Savings Bank (the "Bank"), a Massachusetts state-chartered savings bank in a share for share exchange in accordance with the provisions of Massachusetts General Laws, Chapter 172,
Section 26B. The Issuer owns one hundred percent (100%) of the common stock of the Bank. The person filling this Statement ("Statement"), Mr. Michael T. Putziger ("Mr. Putziger" or the "Reporting Person") beneficially owned more than 5% of the outstanding common stock of the Bank and, after consummation of the acquisition of the Bank by the Issuer, owns more than 5% of the outstanding common stock of the Issuer. Mr. Putziger previously reported changes in his beneficial ownership to the FDIC on Form F-11, and amendments thereto.

This Statement is being filed because of a material increase (one percent or more) in the stock beneficially owned by Mr. Putziger, which occurred on February 3, 1997 when the Issuer paid a twenty-five percent (25%) stock dividend to stockholders of record of the Issuer's common stock at the close of business on January 22, 1997.

Item 1. Security and Issuer

This Statement relates to the common stock, par value $1.00 per share (the "Common Stock") of the Issuer. The Issuer's principal executive offices are located at 730 Hancock Street, Quincy, MA 02170.

Item 2. Identity and Background

The person filing this Statement is Michael T. Putziger.

      Set forth below is certain information with respect to Mr. Putziger.

(a)   Michael T. Putziger

(b)   Roche, Carens & DeGiacomo, P.C.
      99 High Street
      Boston, MA 02110

(c) Mr. Putziger's principal occupation is as an attorney with Roche, Carens & DeGiacomo, P.C.


(d) Mr. Putziger has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Putziger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subjects to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Putziger is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration

As described above, the material increase in Mr. Putziger's holdings resulted from the issuance of a twenty-five percent (25%) stock dividend from the Issuer.

                                 Page 3 of 6 Pages

Item 4. Purpose of the Transaction

Mr. Putziger has acquired the shares described in Item 5 for investment purposes only.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on February 3, 1997, Mr. Putziger was the beneficial owner of 242,437 shares of Common Stock as described in Item 1, which constitutes 10.85% of the outstanding shares of Common Stock based on 2,232,478 of such shares outstanding.

(b) Of the 242,437 shares, 138,468 shares are owned by Michael T. Putziger, 18,063 are held by Michael T. Putziger as Trustee of various trusts, and 85,906 are owned by Myrna Putziger. Mr. Putziger has the sole power to vote, 18,063 shares and shared power to vote 224,375 shares. Mr. Putziger has sole power to dispose of 156,531 shares and no power to dispose of the 85,906 shares owned by Ms. Putziger.

     The person with whom Mr. Putziger shares power to vote is Myrna Putziger. Set forth below is certain information with respect to Myrna
Putziger:


    (a)    Myrna Putziger

    (b)    Rubin & Rudman, 50 Rowes Wharf, Boston, MA 02110

    (c)    Myrna, Putziger's principal occupation is an attorney with Rubin &
           Rudman

    (e) Myrna Putziger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subjects to, federal or state securities laws or finding any violation with respect to such laws.

    (f)    Myrna Putziger is a citizen of the United States.


(c)  Transactions during the past 60 days:


Person Effecting          Date of         Number of Shares     Transaction       Price Per Share
the Transaction           Transaction
Michael T. Putziger       2/3/97          27,693               Stock Dividend    N/A

Michael T. Putziger,      2/3/97          250                  Stock Dividend    N/A
Trustee of Pueblo
Profit Sharing Trust

Michael T. Putziger,      2/3/97          62                   Stock Dividend    N/A
Trustee of
Zimmerman
Irrevocable Trust

                                 Page 4 of 6 Pages



Michael T. Putziger,      2/3/97          750                  Stock Dividend    N/A
Trustee of Gilbert
Winn Irrev/C
Shelter U/A dated
12/23/92


Michael T. Putziger,      2/3/97          750                  Stock Dividend    N/A
Trustee of Jennifer
Winn Irrev/C Shelter
U/A dated 12/23/97


Michael T. Putziger,      2/3/97          750                  Stock Dividend    N/A
Trustee of Winn
Irrev Credit Shelter
Tr U/A dated
12/23/92

Michael T. Putziger,      2/3/97          500                  Stock Dividend    N/A
Trustee of Phyllis N.
Baskin U/A dated
12/13/80


Michael T. Putziger,      2/3/97          250                  Stock Dividend    N/A
Trustee of Peter
Cassin Trust dated
6/1/84


Michael T. Putziger,      2/3/97          250                  Stock Dividend    N/A
Trustee of Michael
Cassin Trust dated
6/1/84


Michael T. Putziger,      2/3/97           50                  Stock Dividend    N/A
Trustee of Leslie
Shapiro Trust dated

(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer

None.
                                 Page 5 of 6 Pages

Item 7. Material to Be Filed as Exhibits

None.

Signature

     After Reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 10. 1997                            /s/ Michael T. Putziger

                                 Page 6 of 6 Pages